Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Third Quarter 2013 Results

Vancouver, British Columbia, November 15, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (”Eurasian” , “EMX” or the “Company”) today announced that the Company has made its interim filings for the quarter ended September 30, 2013, which are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Eurasian’s website at www.eurasianminerals.com. Financial results are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

Eurasian shareholders wishing to obtain free printed copies of the interim financial statements may contact Eurasian via email at valerie@eurasianminerals.com or at Suite 501 – 543 Granville Street, Vancouver, BC, V6C 1X8.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Investor Relations Manager
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Some of the statements in this news release, or in the documents referenced in this news release, contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com